Mail Stop 4561

April 16, 2009

Mr. Jack Ruff
Chief Executive Officer
Sunair Services Corporation
595 South Federal Highway
Suite 500
Boca Raton, FL 33432

> **Re: Sunair Services Corporation**
> **Form 10-K for the year ended September 30, 2007**
> **Filed 01/15/08**
> **Form 10-K for the year ended September 30, 2008**
> **Filed 1/13/09**
> **File No. 001-04334**

Dear Mr. Ruff:

We have reviewed your response letter dated March 13, 2009 and have the following additional comment. Please be as detailed as necessary in your explanations. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2008

Note 1 – Business Activity and Summary of Significant Accounting Policies, page 35

1.   We note your response to our comment; however, we continue to question the reasonableness of the valuation of your Middleton reporting unit. Please additionally provide us with the following information:

Income Approach

- You note that you did not develop and weight various cash flow scenarios when using the income approach; rather, you selected the model that you deemed to be the most probable and the most achievable under the current economic circumstances. We note though that there are significant differences between the fair values you determined using your three valuation methods; we believe that this may be because you did not properly capture the risk of achieving the estimated cash flows in your DCF model. For this reason and also the current market environment, it appears that it would have been more appropriate to perform cash flow analyses based on probability weighted scenarios that included a wide range of potential outcomes; for example, outcomes in the past that you believed to have little or no probability of occurring may now need to be considered with a greater weight in light of the current economic challenges. Please provide us with a revised analysis under the income approach that incorporates various cash flow scenarios that are weighted based on probability.
- Furthermore, you disclose on page 23 of your Form 10-K for the year ended September 30, 2008 that you used a sales growth rate of 5.7% for 2009; however, we note that your revenues in the quarter ended December 31, 2008 declined by 5.6% as compared to the three months ended December 31, 2007. We also note your disclosure on page 18 of your Form 10-Q for the quarter ended December 31, 2008 that the decrease in revenues was the result of a decline in new sales in all of your service offerings and that the decline is expected to continue in fiscal 2009. Please reconcile this statement with the sales growth rate assumption used in your discounted cash flow model.

Similar Transactions Approach – Unsolicited Offer

- In your previous response letter dated January 9, 2009, you represented that the unsolicited offer amounted to $39,273,264. Subsequently, in your March 13, 2009 response letter you told us that the offer was for $57.5 million. It appears that the revised amount includes the assumption of certain of your liabilities. Please provide us with the details of the offer particularly regarding the assumption of the liabilities to support your increase in the fair value from $39.3 million to $57.5 million based on the unsolicited offer.
- You state that the offer was at arms length. Please tell us if the offer was from a related party or an unrelated third party.
- Please discuss further your reasoning for applying a 5% weighting to the fair value that you derived from this offer.

Similar Transactions Approach – Previous Acquisitions

- Since the acquisitions that you referenced in this fair value approach are not comparable in size or scope to your reporting unit and since market conditions have drastically changed since the time period of the acquisitions, it does not appear that these acquisitions are comparable, and thus it is not appropriate to include the value derived from this method in your fair value determination. Please revise your analysis accordingly.

*****

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please key your response to our comment and provide any requested information. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 or me at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda van Doorn
Senior Assistant Chief
Accountant